

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2017

Gil M. Labrucherie
Senior Vice President and Chief Financial Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, California 94158

> **Re: Nektar Therapeutics**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 8, 2017**
> **File No. 000-24006**

Dear Mr. Labrucherie:

We have reviewed your November 20, 2017 response to our comment letter as well as your Form 10-Q for the quarterly period ended September 30, 2017 and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2017

Note 6 - License and Collaboration Agreements, page 15

1.   As it relates to your August 23, 2017 license agreement with Eli Lilly to co-develop NKTR-358, please provide us with your accounting analysis under ASC 605-25-25-5(a) supporting your determination that the license granted to Eli Lilly has stand-alone value and therefore represents a separate unit-of-account. Specifically address how you were able to separate the license from your Phase 1 clinical development obligation.

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance